Consolidated Oil & Gas, Inc.
                            316 Main Street, Suite L
                                Humble, TX 77338
                                 (281) 446-7122



                                January 24, 2006




Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0309
450 Fifth Street, N.W.
Washington, DC   20549-0309

ATTENTION CHARITO MITTELMAN

                  Re:      Consolidated Oil & Gas, Inc.
                           Form 10-SB Withdrawal Request
                           Commission File No. 000-51667

Dear Mr. Riedler:

         The undersigned, as president of Consolidated Oil & Gas, Inc., requests withdrawal of the following registration statement for the reason, unknown to us at the time we filed the registration statement, that the auditor for the company was being disciplined in the state of Texas for professional reasons and lacked appropriate standing before the Commission. We will be filing a new registration statement later after we obtain new audited financial statements.

         Registration Statement         Date Filed          EDGAR Accession No.
         ----------------------         ----------          -------------------
         Form 10-SB                     12-13-05            0001010549-05-000918




                                                     Sincerely,

                                                     /s/ James C. Yeatman

                                                     James C. Yeatman
                                                     President and CEO